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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            ------------------------

                                  DEPUY, INC.
                           (NAME OF SUBJECT COMPANY)

                                  DEPUY, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  249726 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 JAMES A. LENT
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                  DEPUY, INC.
                             700 ORTHOPAEDIC DRIVE
                             WARSAW, INDIANA 46580
                           TELEPHONE: (219) 267-8143
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

                             JEFFREY E. COHEN, ESQ.
                                COUDERT BROTHERS
                          1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 626-4400

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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed by DePuy, Inc., a Delaware corporation (the "Company"), on July 27, 1998 in connection with the offer (the "Offer") by LIB Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation ("Parent"), to purchase for cash all the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company. The Offer was made pursuant to the terms of an Agreement and Plan of Merger dated as of July 21, 1998 (the "Merger Agreement") between the Parent, Purchaser and the Company. All capitalized terms used but not defined herein shall have the meanings set forth with respect to such terms in the Schedule 14D-9.

ITEM 2

     The third paragraph of Item 2 is hereby amended by adding the following sentence at the end of the paragraph:

        "In the event that Purchaser acquires or controls the voting power of 90% or more of the outstanding Shares pursuant to the Offer or otherwise, Purchaser would be able to, and has stated in its Offer to Purchase distributed in connection with the Offer that it intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company pursuant to Section 253 of the Delaware General Corporation Law (the short-form merger provision)."

ITEM 4

     The sentence at the beginning of sub-item (b) of Item 4, immediately prior to the list of factors considered by the Board, is hereby amended to read in its entirety as follows:

        "The Board, in reaching its conclusions and recommendation, took cognizance of the fact that (A) the Stockholders, as the owners of approximately 84.0% of the outstanding Shares, had, prior to the July 20, 1998 meeting of the Board, already reached a decision to sell the Shares owned by them to Purchaser at the Offer Price and (B) the proposed Merger Agreement provided for all stockholders of the Company to receive, pursuant to the Offer and the Merger, cash consideration for their Shares at a price per Share equal to the price per Share to be received by the Stockholders. Among the factors considered by the Board were the following:"

     Factors (i), (ii), (iii), (vii) and (x) under sub-item (b) of Item 4 are hereby amended to read in their entirety as follows:

          "(i) The Board's belief that it was not consistent with Roche's business plans to meaningfully support expansion of the business of the Company if the Company remained under Roche's control and that, accordingly, if the Company were to remain under the control of Roche for the indefinite future, the Company's ability to remain a major force in the orthopedic device industry during what the Board believes may be a period of rapid consolidation of such industry could be seriously impaired, with corresponding negative impact on the value of the Shares.

          (ii) The Board's belief (based on, inter alia, its knowledge of other participants in the orthopedic device and related industries who might be potential acquirors of the Company, on the analysis and presentation of Bear Stearns referred to in paragraph (iv) below and on Roche's assessment, as communicated to the Board, of other potential acquirors of the Company) that the Stockholders were unlikely to enter into any agreement with an alternative acquiror with respect to the Company on terms more favorable to the Company's stockholders than those of the Offer.

          (iii) The Board's belief (based on, inter alia, negotiations between representatives of the Stockholders and Parent, as described to the Board by Roche, and negotiations directly between the Company's management and Parent, and based on the analysis and presentation of Bear Stearns referred to in paragraph (iv) below) that Parent was likewise unlikely to enter into agreements with the Stockholders and the Company on terms more favorable to the Company's stockholders than those of the Offer.
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          (vii) The terms and conditions of the contemplated transactions as reviewed by and discussed with the Company's management, legal counsel and Bear Stearns, especially the structural features of the Offer and the Merger, which provided for an all cash tender offer for all outstanding Shares followed by a merger with the same consideration payable per Share, thereby enabling all stockholders to obtain the same benefits for their Shares as would be received by the Stockholders.

          (x) The relative undesirability of alternative courses of action available to the Company, in light of the decision of the Stockholders to enter into a binding commitment to sell the shares owned by them pursuant to the Stockholder Agreement, and the premium consideration proposed to be received by all stockholders pursuant to the Offer and the Merger."

     The penultimate paragraph of sub-item (b) of Item 4 is hereby amended to read in its entirety as follows:

          "The Board's deliberations took place in the context of its knowledge that the Stockholders had already determined to sell their Shares to Parent at the Offer Price. The Board's decision, following such deliberations, reflected the totality of information considered by it. In reaching its decision, the Board did not find it practicable to, and did not, quantify or otherwise assign precise relative weights to the individual items described above, determine that any one or more factors was of primary importance to its decision or identify the individual factors that supported its decision or failed to support its decision. In addition, individual members of the Board may have given different weight to different factors.

          The two representatives of Roche on the Company's Board of Directors, following the presentation by Bear Stearns and after answering questions from other Members of the Board, excused themselves from the meeting and did not participate in the Board's discussion of the Offer, the Merger, the Merger Agreement and the Stockholder Agreement or the vote of the Board on such matters."
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DEPUY, INC.

                                          By: /s/ STEVEN L. ARTUSI
                                            ------------------------------------
                                            Name: Steven L. Artusi
                                            Title:   Senior Vice President,
                                                     General Counsel and
                                              Secretary

Dated: August 13, 1998.